

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

April 7, 2008

<u>**Via U.S. Mail and Fax**</u>
Mr. Enzo Taddei
Chief Financial Officer
Logica Holdings, Inc.
82 Avenue Road
Toronto, Ontario  M5R 2H2, Canada

      **Re**:    **Logica Holdings, Inc.**
             **Form 10-KSB for the Year Ended December 31, 2006**
             **Filed May 15, 2007**
             **File No. 0-50621**

Dear Mr. Taddei:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                  Sincerely,


                  /s/Larry Spirgel
                  Assistant Director